MICHELIN

04046743

November 2, 2004

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RE: SEC File #82-3354

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- Letter to Stockholders dated August 2004.
- Minutes of the Mixed General Meeting held on May 14, 2004.
- Press Release dated October 25, 2004 regarding CGEM's nine months 2004 net sales.
- Consolidated sales figures for the first nine months of 2004 and 2003, as published in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on October 29, 2004.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

PROCESSED
DEC 2 0 2004
THOMSON FINANCIAL

Mark I. Williams
Vice President, Secretary
and General Counsel

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 0 8 2004
WASH, D.C. 202

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000


Letter to stockholders

AUGUST 2004

Dear Madam, Dear Sir,
Dear Stockholder,



In the course of the first semester, Michelin's operating results increased by 20.1% compared to the 1st half of 2003, thus improving our operating margin by 1 point, and bringing it up to 8.9% of our turnover. Our sales rose by 6.4% and without the impact of exchange rate variations, our sales increase would have risen to as much as 10.4%. Lastly, at 329 million euros, our net income was double that during the same period in 2003.

The quality of this performance is admittedly related to the highly favorable tire market at the beginning of the year, after three years of sluggishness, especially in Europe and in North America. However, market conditions are not the only explanation for the positive development of our turnover: our strategy of targeting growth boosted the effect of market conditions.

The price increases we succeeded in applying to most of our markets during the 1st semester also enabled us to partially offset the sharp upswing in the cost of raw materials, which continue to increase and so raise our external costs.

In the face of these increases in external costs, an increase in turnover would have been inadequate to produce an 8.9% operating margin, had we not at the same time achieved genuine progress in efficiency throughout all the continents in which we operate. The ongoing action taken in-house to rationalize our structures and reduce our operating costs enabled us to maintain firm control of our production costs and overheads.

In the light of the performance accomplished, I believe that Michelin's results for the 1st semester are to be attributed to the Company's strategy unfailingly adhered to over the past years, and to the sustained efforts of all the teams within the Company.

Nevertheless, the year 2004 has not yet come to an end. The first semester's exceptional market conditions will not last, and the rise in the purchase price of raw materials in the 1st semester will weigh heavily on the second half of 2004. Volumes should revert to a level more in line with their long-term growth trend of approximately 2% to 3% per annum, which is yet another reason for not slackening in our efforts in any way. To use the image of Bibendum at the wheel of his 4 X 4 we will continue to improve our "ground clearance" with the prospect of a second semester during which the road will not be so easy and there will be no shortage of obstacles to be negotiated.

Despite these few clouds on the horizon of the second half of this year, we are more than ever confident in our ability to improve our performance for 2004 in a tangible way.

I know that all our teams can continue to rely on your support and your confidence.

Edouard Michelin

E. Michelin

MICHELIN
A better way forward



Good first half performance

Michelin used its enhanced product mix to take full advantage of buoyant markets. Productivity improvements, tight cost control and rising prices helped largely offset the increase in raw materials and external costs throughout the six-month period.

- **Operating margin was 8.9%, up 1 point compared to the first half of 2003.**
- **All the businesses of the group contributed to this improvement.**
  The Passenger Car-Light Truck Division pushed its operating margin for the first time above the 10% mark to 10.4%. The Truck Division posted an operating margin of 14%, while "Other activities" returned to the black with an operating margin of 0.6%.
- **Net debt and free cash-flow improved over the same period a year ago.**
  The slight increase in gearing at December 31, 2003 is merely a reflection of Michelin's business cycle, with first-half production traditionally higher than that of the second half.

Simplified statement of income

In millions of euros	**June 30, 2004**	Variation 2004 / 2003	June 30, 2003
Net sales	**7,821**	+ 6.4%	7,348
Excl. impact of currency fluctuations		*+ 10.4%*	
Operating income	**695**	+ 20.1%	578
Operating margin as a % of net sales	**8.9%**	+ 1 point	7.9%
Net income	**329**	+ 98.8%	166

The rules and methods applied for the establishment of the consolidated accounts at June 30, 2004 are in accordance with the accounting rule 99-02 of the French Comité de la Réglementation Comptable.

Strong growth offsets rising external costs

During this half year, tire markets grew at a much faster rate than in the first half of 2003. While this was at times driven by exceptional factors, Passenger Car-Light Truck, Truck and Earthmover divisions performed strongly in the European and North American replacement and original equipment markets. Emerging markets in both Asia and South America continued to enjoy a boom.

Michelin took full advantage of these exceptional market conditions. The replacement market share in North America increased, while the replacement product mix of sales in Europe continued to improve and the original equipment product mix of sales improved worldwide. An enhanced product mix implies more high added value products without necessarily an accompanying increase in volumes. The price increases applied to most of our markets raised the first-half 2004 operating margin by 2.7 points year-on-year.

Productivity gains resulting from higher sales volumes (up 7.1% in tons) and continued internal cost-cutting boosted the operating margin by 1.7 points.

These improvements combined to largely offset the effects of the uninterrupted increase in our external costs. The rise in raw material costs since the end of 2001 slowed down only slightly during the first half following their surge in 2003. Steel prices soared, while the price of synthetic rubber and certain polymers continued to trend upwards.



Results for the first half of 2004

Transport and energy costs also rose. Consequently, these additional costs had a negative influence of 2.8 points on the first-half operating margin.

Unlike 2003, exchange rate variations had next to no impact on the operating margin. The scope effect derived mainly from the acquisition of the distributor Viborg, which had not been consolidated in the Group's 2003 accounts.

Non-recurring loss of EUR 53 million

This result includes provisions for restructuring costs of EUR 30 million mainly related to the announcement of a phased early retirement plan in France as well as the scaling down of a cable plant in Treves (Germany). Non-recurring loss for the first half of 2003 amounted to EUR 179 million mainly due to the provisions relating to the industrial reorganization plan in Spain announced in January of that year.

Net income doubled to EUR 329 million due to an improvement in operating income and non-recurring items.

Michelin's balance sheet continues to strengthen

As of June 30, 2004 operating cash-flow accounted for 9.8% of sales.

At EUR 386 million, investment in tangible and intangible assets was in line with the Group's objective of investing slightly more than EUR 1 billion in those assets during 2004. Financial investment amounted to EUR 65 million and included:

- the acquisition by Michelin of a 10% interest in Gajah Tunggal, the leading Indonesian manufacturer, with whom it concluded a joint venture in April;
- the acquisition of 14.9% of Apollo Tyres, the leading Indian manufacturer of truck tires, under an agreement concluded in November 2003.

Although the free cash-flow* is negative, because of the first semester production cycle, – 23 million euros, it improved by 172 million compared to the first six months in 2003.

While the slight increase in net debt from December 31, 2003 reflects the seasonal nature of the group's production cycle, gearing continued to improve, falling to below 80% from 89% at June 30, 2003.

*Free cash-flow = cash-flow – variation in working capital required – net investments (financial and non-financial)

Second-half outlook

Operating conditions in the second half of the year are expected to be more difficult.

- the exceptional market conditions prevailing in the first half will not continue. Tire markets in the replacement sector are expected to grow at an annual rate of around 2-3%. In some cases, they could even shrink during the second half.
- the rise in raw material costs during the first half will impact on production costs in the second half. This will affect profitability despite the introduction of price increases at the beginning of the year. Moreover, the world economic environment, in particular the rapidly growing economies of the emerging countries, gives reason to believe that raw material prices will remain firm in the foreseeable future.

Michelin is confident about reporting a visible improvement in its full-year performance, especially in its year-on-year operating margin, as efforts to improve "ground clearance" continue to make headway.



Business segment information

	Operating income					Operating margin (as a % of net sales)	
	1st half 2004		1st half 2003		Variation 04 / 03	1st half 2004	1st half 2003
	Millions of euros	in % of total	Millions of euros	in % of total			
Passenger Car-Light Truck	389.6	56.0	339.4	58.7	+ 14.8%	10.4%	9.3%
Truck	290.2	41.8	248.4	43.0	+ 16.8%	14.0%	13.1%
Other activities	15.0	2.2	(9.5)	(1.7)	NS	0.6%	(0.4%)
Total Group	**694.8**	**100**	**578.3**	**100**	**+ 20.1%**	**8.9%**	**7.9 %**

The Passenger Car-Light Truck Division's operating margin topped the 10% mark for the first time, increasing by 1.1 point to 10.4% from the first half of 2003 on the back of:

- volume growth in business and increased market shares in many regions, including North America;
- continued enhancement of the Division's product and brand mix;
- tight cost control and price increases in original equipment and replacement that helped offset the rise in external costs.

With an operating margin of 14%, the **Truck** business continued with the reorganization initiated in 2002 in the aftermath of the slump in 2001 triggered by the collapse of the North American original equipment and replacement markets. This strong performance was driven by a combination of factors: higher sales volumes, price increases that came into effect at the beginning of the year against a background of soaring raw material costs, commercial success and strict cost control.

Other activities include, for the purposes of sector reporting, a wide variety of group operations. The segment boasted a significant improvement in operating income and operating margin, positive once again, and up by 1 point to 0.6% in the first half of 2003. This improvement is particularly impressive as first-half 2003 results did not consolidate the distribution business of Viborg, which was acquired by Euromaster on April 1, 2003 and is still undergoing restructuring.

The "*Specialty Tire business*" started to make significant improvements in operating profitability on the back of buoyant earthmover, agricultural and two-wheel markets, price increases and the reorganization that has been under way for the last 18 months. The travel business - Maps and Guides and ViaMichelin - achieved similar operational cost-effectiveness. The wheel business, for its part, managed to offset soaring steel prices with cost cutting.

Attempts at reorganizing the *distribution* business also bore fruit. Operating results, though still in negative territory, markedly improved at both Euromaster in Europe - where the reorganization of Viborg following its acquisition is progressing in line with expectations - and TCI in the US. On a like-for-like basis, the improvement is even better.





Consolidated statement of income for the 1st half 2004

In thousands of euros	1st half 2004	1st half 2003
OPERATING REVENUE		
Net sales	7,820,980	7,348,220
Reversal of allowances	53,631	6,531
Other operating revenue	221,221	215,565
	8,095,832	**7,570,316**
OPERATING EXPENSES		
Purchases used in production	2,618,909	2,324,806
Payroll costs	2,537,272	2,530,235
Other operating expenses	1,681,471	1,589,841
Taxes other than on income	113,928	120,801
Depreciation and amortization	401,017	408,288
Charges to allowances and provisions	48,414	18,048
	(7,401,011)	**(6,992,019)**
OPERATING INCOME	**694,821**	**578,297**
Net interest expense	**(103,853)**	(94,072)
OPERATING INCOME FROM ORDINARY ACTIVITIES	**590,968**	**484,225**
Net non-recurring expenses	**(53,329)**	(178,613)
Income taxes	(194,329)	(120,096)
NET INCOME OF FULLY CONSOLIDATED COMPANIES	**343,310**	**185,516**
Income (losses) from companies accounted for by the equity method	776	(4,907)
Amortization of goodwill	(15,146)	(15,106)
NET INCOME BEFORE MINORITY INTEREST	**328,940**	**165,503**
NET INCOME	**318,853**	157,526
Minority interest	10,087	7,977
Basic earnings per share (in euros)	2.22	1.11
Diluted earnings per share (in euros)	2.22	1.11

Simplified balance sheet at June 30, 2004

In thousands of euros	June 30, 2004	June 30, 2003
Fixed assets	6,697,989	6,714,012
Current assets	9,641,678	9,442,382
• of which inventories	3,047,266	3,071,310
• of which cash equivalents and cash	1,390,390	1,059,004
TOTAL ASSETS	**16,339,667**	**16,156,394**
Stockholders' equity	4,531,807	4,309,935
Minority interests	82,784	103,137
Provisions for contingencies and charges	3,065,451	3,471,721
Liabilities, deferred income and accrued expenses	8,659,625	8,271,601
• of which subordinated debt	500,000	0
• of which long and short-term debt	4,567,809	4,984,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**16,339,667**	**16,156,394**



3,410 km with one liter of fuel and Michelin tires: can it get any better?

Michelin in Russia: we're off!

On July 7th, almost one year after the first tire left the curing presses, Mr. Edouard Michelin inaugurated the new Davydovo factory in Russia. The site, 100 kilometers to the east of Moscow, produces Michelin car tires.

"This is a great day for Michelin. Your country is undergoing unprecedented economic and social development. The need for mobility, for transporting people and goods, will greatly increase in the coming years. We will be here to accompany that development" explained Mr. Edouard Michelin.

This year, 24 million Passenger Car-Light Truck tires will be sold on the Russian replacement market. Michelin's aim is to produce 2 million a year as a first step.

Michelin is working for the future of rubber trees

A genuine threat to rubber production, *Microcyclus ulei* is a fungus that attacks the leaves of the Hevea tree.

Drawing on 80 years' experience, Michelin organized an international scientific seminar on its plantation site in Bahia (Brazil) where it has created one of the world's most advanced centers of plant disease research. Eighty agronomists and researchers from across the world were able to discuss solutions for combating this devastating fungus. Currently present only in South America, everything must be done to stop it from spreading to Africa and above all to Asia, which produces 92% of the world's natural rubber.



Michelin presented varieties of rubber trees capable of resisting the fungus and maintaining good productivity at the same time, giving real hope for world rubber production and the 30 million people that depend on it.

A corporate baseline for the Group

The stockholders present at the General Assembly had an advance showing of the corporate baseline that will now accompany the Michelin logo throughout the world: *A better way forward.*


MICHELIN
MICHELIN
MICHELIN

Translated into 32 languages, this short phrase rich in connotations confirms in a few words the company's mission to contribute over the long term to improving the mobility of people and goods, thus facilitating freedom, safety, efficiency and pleasure when traveling. It is currently being deployed worldwide and all countries will have adopted it by the beginning of 2005.

Today, "a better way forward" means proposing high-performance, innovative mobility solutions which also respect the environment and road safety, while saving fuel. "Mobility", certainly, but above all, "better mobility".

Michelin signs the European Road Safety Charter

Michelin, a stakeholder in the *"better mobility"*, has signed the European Road Safety Charter. With this signature, the Company has recorded its commitment to helping the European Commission reach its 2010 objective of a 50% reduction road deaths compared to the year 2000.

Internally, the Group will deploy an awareness program for employees who regularly use their vehicle as part of their work.

Externally, Michelin has provided training centers with educational documents on the role of tires in road safety. Also, *"Faites le plein d'air"* (keep your tires inflated) operations will be extended throughout Europe, helping drivers and governments to understand the importance of tire pressure.



Riding on Michelin Tires in the Tour de France, Thomas Voeckler wore the yellow jersey for 10 days.

A new manufacturer for PAX System

On May 6th, Michelin and Toyo Tire & Rubber Co., Ltd. signed a license agreement enabling Toyo to manufacture, promote and commercialize PAX System, as well as providing after-sales service.

Its presence in Japan means that Toyo will actively contribute to the adoption of this new standard by Japanese car manufacturers, two of which have already announced that they will fit their models with it in 2004.

"This agreement gives Toyo the most advanced technology in run-flat systems and a solid competitive advantage," stated Toru Matsuo, Toyo's Executive Vice-President.

PAX System was until now developed and promoted by Michelin, Pirelli, Goodyear and Sumitomo. Toyo therefore becomes the fifth tire manufacturer to choose PAX System.

Michelin Performance and Responsibility: 2003 indicators

Every two years, the Michelin Group publishes its Performance and Responsibility report. The contribution to sustainable mobility that the Group provides through its varied action plan should be assessed over the long term: the environmental performance of its products and services, the diversity of its management teams and industrial risks, its relationships with local communities, etc. The next full report will be published in the second quarter of 2005 and will cover the period 2003-2004.

In anticipation of this general report, a short summary document entitled *Michelin Performance and Responsibility Update 2003* is now available in French and English. Intended to keep our audiences informed of the progress made in 2003 on a significant selection of global performance indicators, it is available at www.michelin.com or on request from the Stockholder Relations department.



A great summer for racing

Since the beginning of the summer, Michelin has been on the podium in all the major sports in which it is involved: 11 out of the 12 places in the World Rally Championship. In Moto GP, only one of 15 places escaped Michelin this summer!

In Formula 1, despite Ferrari's domination, Michelin had at least one driver from its partner teams on the podium in each race.

In the Tour de France, Michelin was in the lead much of the time (see photo below).

Lastly, the summer ended with the Olympic gold medal won by Frenchman Julien Absalon on a Mountain Bike fitted with Michelin tires from the future 2005 range!



Stockholder Meetings in France

Michelin will not be present at Actionaria 2004 in Paris, as we have decided to meet our stockholders by organizing local events in provincial towns. Therefore, at the end of this year, financial managers will meet stockholders in Bordeaux and Strasbourg as part of events organized with other companies.

Ratings confirmed

In June, the financial rating agencies Standard & Poor's and Moody's both confirmed long and short term ratings for Compagnie Générale des Etablissements Michelin and Compagnie Financière Michelin.

		CGEM	CFM
Moody's	long-term debt	Baa2**	Baa1**
	short-term debt	P-2	P-2
Standard & Poor's	long-term debt	BBB+*	BBB+*
	short-term debt	A/2	A/2

* "negative" outook
** "stable" outook



Mr. Edouard Michelin announced during the 2004 General Meeting of Stockholders that the company wanted to recognize more specifically its connection with long-standing individual stockholders.

Therefore, it was decided to identify stockholders who, on 30th June 2004, had held 20 or more shares for at least 4 complete years. In July, these stockholders received a personalized letter presenting an "Atlas of the 25 countries in the extended European Union", designed and created exclusively for Michelin stockholders and informing them of the procedure for taking advantage of this unique offer. The book will not be available to the public.

The more than 300-page atlas will be printed in numbered copies, contain cartographic data up to date for 2005 and include a description in both French and English of the 25 countries in the European Union, with maps, plans and an index.

The Michelin share in the 1st half of the year

After a long period of relative firmness compared to the CAC 40 as well as the main sector indicators, beginning in 2001, the first half of 2004 saw an increase in the share price of 20 points higher than the CAC 40 overall.

The Michelin share price increased by 25% between January 2nd and June 30th in a lively market, with the volume of shares traded daily approaching one million, an increase of 11% compared to 2003. This excellent market performance reflects investors' positive perception of the clarity of Michelin's strategy in the light of the results achieved, and despite increases in the prices of raw materials and the continued fall of the dollar.

Variation of CAC 40 index and the Michelin share price

	29/12/2000	30/06/2004	Variation over the period	31/12/2003	30/06/2004	Variation over the period
CAC 40	5,926.42	3,732.99	- 37.01%	3,551.90	3,732.99	+ 4.92%
Michelin share price	38.55	45.45	+17.90%	36.38	45.45	+ 24.93%
Difference between Michelin and CAC 40			+ 54.91			+ 20.01

1st half of 2004 :
- *Highest stock price: 45.66 € on June 30th*
- *Lowest stock price: 34.82 € on March 22nd*
- *Average daily volume of transactions: 949,000 shares*

Listed on the Paris "Premier Marché"
Euronext deferred payment service
ISIN Number: FR0000121261
Indices: CAC 40 - Euronext 100
Par value: 2 euros
Number of shares: 143,387,025


150
120
100
90
60
01/2002
01/2003
01/2004
07/2004

Michelin — World automobile index — CAC 40 — World tire index

Key Dates in the Future

- ***Publication of the sales figure for the first 9 months of 2004:*** 25th October 2004 after the close of the Stock Exchange
- ***Stockholders' meeting in Bordeaux:*** 1st December 2004
- ***Stockholders' meeting in Strasbourg:*** 16th December 2004

Stockholder Relations
Jacques-Henri Thonier
Employee Stockholder Relations
Françoise Ventézou
12, cours Sablon
63040 Clermont-Ferrand Cedex 9 - FRANCE
Tel.: 33 (0) 4 73 98 59 00
Fax: 33 (0) 4 73 98 59 04
actionnaires-individuels@fr.michelin.com

Financial Communication
Eric Le Corre
23, Place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 - FRANCE
Tel.: 33 (0) 4 73 32 77 92
33 (0) 1 45 66 10 04
Fax: 33 (0) 4 73 32 27 16
33 (0) 1 45 66 13 19
investor-relations@fr.michelin.com

Internet Address
www.michelin.com/corporate

Michelin - Corporate Communications

August 2004

MICHELIN
A better way forward



Mixed General Meeting
May 14, 2004

The Mixed General Meeting was held in Clermont-Ferrand on May 14th, 2004 on first call. The stockholders who voted held 57% of the Company's shares.
All the resolutions proposed were approved by a large majority, including the payment of a dividend of 0.93 euros per share, combined with a tax credit of 0.465 euros.

Presenting the consolidated results for 2003, Mr. Michel Rollier, Financial Director, insisted on the Group's operating performance which enabled the company to absorb an unprecedented increase in external costs and the impact of more expensive raw materials. Mr. Henri Gibot, a member of the Stockholders' Consultative Committee, presented the main themes on which the SCC had been working in the course of the five sessions since its creation: examination of the annual report and the Letter to Stockholders, and a study of the methods for showing appreciation to long-term individual stockholders. The summary by Mr. Eric Bourdais de Charbonnière of the work by the Supervisory Board in 2003 was followed by three presentations: the XeoBib low-pressure agricultural tire, empowering organizations, with testimony from four European factories, and the strategic issues involved in Michelin's activities in Asia.



Mr. René Zingraff presented the Group's corporate baseline: ***"Michelin, a better way forward"***. Then Mr. Edouard Michelin, in a speech resolutely turned towards the future, described 2003 as a year of consolidation in the Group's growth before reaffirming the medium-term objectives and industrial strategy.

Mr. Edouard Michelin answered Stockholders' questions

(Extracts from the debates)

At the 2003 General Meeting, you said that you were aiming to balance sales in three zones: Asia, Europe and the Americas. How do things stand today?

Asia still represents a relatively small share, but sales are increasing sharply. Mr. Jean-Marc François, Asia zone manager, told you of our goal of growing by 10 to 15% per year. In fact, the Group is operating in two different types of market, with different rates of growth: 2% per year for "mature" markets which are "major markets" and 8 to 10% per year for smaller "new" markets. It will take several years for these three markets to be of comparable size.

How do you see the development of tire products with a view to environmental, economic and safety constraints?

For a long time now, Michelin has regularly introduced environmental and safety criteria for all new products, even when there was no specific regulatory requirement. This approach has gradually helped to give us an advantage over our competitors with the green tire, Truck anti-splash, etc. We believe that the competitive battle over the environment and safety is likely to hot up. So our Research and Development teams are devoting a great deal of energy to this theme.

What is the role of the annually-organized Challenge Bibendum in moving from the experimental stage to practical applications?

The aim of Challenge Bibendum is to help to create conditions that are conducive to the availability on the market of vehicles that are cleaner and safer. How can this be achieved? It can be achieved by demonstrating that today there are several credible technological avenues, that not only must the development effort be pursued but also that the context prescribed by regulations and legislation must be adapted accordingly. The Challenge is a forum at which different technologies are displayed, tested and assessed.

The prototypes and other vehicles are compared and tested by major specialists in the sector, government representatives and journalists. The Challenge helps to speed up the shift from research to the finished product. Therefore it contributes to the environment and automotive safety. The next edition will take place in Shanghai, in the presence of a large number of world players in this sector, including the Chinese.

Do you not think that the provision of Article 22 in the company's Articles of Incorporation, which gives double voting rights to any stockholder of more than four years' standing and residing in the European Union, should be extended to all stockholders, without condition of nationality? Why do you not reduce the stockholding condition to two years, the long-term objective being to eliminate it?

We are currently studying the possibility of extending the residence condition worldwide.

Concerning double voting rights, this is a different question. At a time when the values of sustainable development are increasingly important, the company must work over the long term to maintain the social, environmental and economic balance. It seems to me a very forward-looking approach that the stockholder decision-making process, materialized by the ballot, should take this essential facet into account. A stockholder who makes a long-term commitment and takes risks has means of assessment and a time scale that give greater weight to his vote. It is quite normal to acknowledge this in the Company's Articles. The question therefore relates to the criteria that determine what a reasonable period for holding shares is. Four years seem reasonable for Michelin, as we are in a sector that develops gradually, with long periods between innovation and a product coming on to the market.

You have spoken about the possible impact of new IFRS accounting standards on equity capital. Will this slow down the Group's development possibilities through external growth?

Using IFRS standards involves a change of accounting references. This change in accounting standards does not modify, in essence, the situation of the Company. Our commitments are over the very long term, sometimes more than 50 years. To deal with this, we have very long-term complementary resources with, for example, subordinated debt issues whose term may be as long as 30 years. Also, the commitment is particularly dependent on interest rates, which are currently at historically low levels. By enhancing investments, based for the most part on bonds, a simple increase in these rates may cause these commitments to almost disappear. We should also keep in mind that we are reducing operating costs significantly.

Next year will see the disappearance of the tax credit, which may penalize individual stockholders. Are you envisaging compensating partly or wholly for this negative impact? Have you also thought of distributing an advance on dividends which may benefit from the tax credit for one last time?

For the coming years, it seems to us important that there should be a lasting dynamic dividend policy that is in keeping with the Company's capacity to progress.

France is currently making changes to its tax system.

We have significant reservations on the subject of an advance, because of the possibility of raising a tax issue. At the beginning of next year, when analyzing the calculation of the dividend, we will of course consider the results for 2004, but also the end of deductions at source, a positive factor in the growth of dividends.

Are you extending the rules for allocating stock options?

One thousand people have benefited from a moderate stock options policy set up three years ago. It is a means of boosting motivation and rewarding people that we will continue in its current form: control by the Supervisory Board, a minimum period of 4 years before exercising one's rights, a long take-up period of 5 years and strict implementation rules: (the average share price on the Paris Stock Exchange over the 20 days' trading preceding allocation) with modification of allocation parameters prohibited. Concerning the Managing Partners, the levels allocated are well below what is practiced in other groups.

Result of the vote

Resolution	Object	% of votes obtained
1	Approval of 2003 accounts	Adopted by 97.49%
2	Allocation of results for 2003	Adopted by 97.82%
3	Approval of 2003 consolidated accounts	Adopted by 97.39%
4	Regulated agreements	Adopted by 97.55%
5	Renewal of the mandate of a member of the Management Board	Adopted by 79.80%
6	Renewal of the mandate of a member of the Management Board	Adopted by 90.75%
7	Nomination of a Principal Auditor	Adopted by 97.94%
8	Nomination of a Secondary Auditor	Adopted by 83.59%
9	Nomination of a Principal Auditor	Adopted by 91.20%
10	Nomination of a Secondary Auditor	Adopted by 83.30%
11	Authorization for the Company to deal in its own shares	Adopted by 91.65%
12	Options – without discount – to members of the Group's management team	Adopted by 87.90%
13	Capital increase reserved for employees	Adopted by 84.92%

MICHELIN
A better way forward

October 25, 2004

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

Nine months 2004 net sales:
11.6 billion euros, +4.6% (+ 8.4% excluding the impact of currency fluctuations)

Consistent with anticipations, both Passenger car/Light truck and Truck replacement markets slowed down significantly in the 3rd quarter from the exceptionally strong growth in the first half. This is in line with Group expectations for full-year markets to revert to their long-term annual growth trend.

In the 3rd quarter Truck original equipment markets remained firmer than expected in all regions.

Against this background, 3rd quarter Group volumes were stable and year to end-September Group sales volumes expressed in tons posted a +4.7% rise. As was the case in the first half, Michelin successfully further improved its sales mix in the 3rd quarter. Combined with the continuously positive effect of price increases, both in original equipment and replacement markets, price mix rose +4.4% in the 3rd quarter alone. This will continue to help offset raw material price increases.

Based upon 9 month performance, Michelin's confidence in its ability to achieve visible improvements in its operational performance in 2004, is unchanged.

(in EUR million)	9 months to September 2004	9 months to September 2003
Consolidated net sales	11,663.5	11,148.7
Excluding the impact of exchange rate variations	*N/A*	*10,761.3*[1]
	3rd quarter 2004	3rd quarter 2003
	3,842.5	3,8005
Excluding the impact of exchange rate variations	*N/A*	*3,677.3*

	YTD 9 months 204		3rd quarter 2004	
	Total change (9 months, 04/9 months, 03)		Total change (3rd quarter 04/3rd quarter 03)	
	In EUR million	Accrued %	In EUR million	Accrued %
	+ 514.8	+ 4.6%	+42.0	+1.1%
Of which exchange rates :	- 387.5	- 3.5%	- 123.1	- 3.2%
Volumes :	+ 439.8	+ 4.1%	+ 11.5	+ 0.3%
Price/Mix :	+ 405.5	+ 3.6%	+ 161.4	+ 4.4%
Scope of consolidation :	+56.9	0.5%	-7.7	-0.2%

[1] Net sales for the first 9 months of 2003 recalculated using September 30, 2004, exchange rates

MICHELIN A better way forward

1. Net sales are up 4.6% compared to the first 9 months of 2003.

This is due to the combination of the following factors:

- A **negative impact (-3.5%) of exchange rates**. This is mostly related to the appreciation of the euro, in particular versus the US dollar.
- A positive **impact (+4.1%)** [2] generated by **higher sales volumes**. As expected by Michelin, 3rd quarter sales volumes showed a slowdown after an exceptionally strong 1st half in line with global tire markets.
- A **positive price / mix effect (+3.6%)**, calculated at constant exchange rates. This reflects an improved product-mix and successful price increases across all regions. First-half price increases have been absorbed by the market.
- **A positive impact from the scope of activity and consolidation (+0.5%)** mainly due to the acquisition of the tire distribution activities of Viborg[3]. Conversely, jointly controlled operations in Eurofit[4] (fitted assemblies) that had been fully consolidated so far, are now accounted for using the equity method, in accordance with future IFRS standards.

2. Evolution of world tire markets

Last July, Michelin had underlined that, after outstanding first half year markets, due to a series of exceptional market drivers, it expected second-half replacement markets to progressively return to their long-term +2% to +3% annual growth trend.

This expectation was, amongst other elements, based upon the anticipation of a narrowing of the gap between the « sell-in » and « sell-out » markets which had been witnessed in the first-half. It is worth recalling that this gap had been created by strong dealer inventory build-up in anticipation of the various price increases that were implemented by tire manufacturers throughout the first half.

As expected, both Passenger Car/ Light Truck and Truck tire replacement markets slowed down in the third quarter, in Europe as well as in North America.

Pass. Car/ Light Truck	Replacement market H1 2004	**Replacement market Q3 2004**	**Replacement mkt 9 months**	*Michelin FY 04 market estimates*
Europe	+6.1%	**+2.6%**	**+4.9%**	*+4%**
North America	+5.3%	**-4.2%**	**+1.8%**	*+1% to +2%*
Other regions	NA	**NA**	**NA**	*NA*

* based on lower-end of the winter tire season bracket

2 Volume effect calculated across all Michelin activities, including distribution.

3 The acquisition of the tire distribution activities of Viborg was effective on March 31 , 2003. Viborg – which is now completely integrated into Euromaster – only appeared in the 4th quarter consolidated accounts of the financial year 2003 (Viborg consolidated from April 1st onwards).

4 Eurofit is jointly controlled by Michelin and Continental AG.

Truck	Replacement market H1 2004	**Replacement market Q3 2004**	**Replacement mkt 9 months**	*Michelin FY 04 market estimates*
Europe	+2.8%	**-3.4%**	**+0.6%**	*+1%*
North America	+5.2%	**+1.8%**	**+4.2%**	*+3%*
Other regions	NA	**NA**	**NA**	*NA*

Passenger Car/ Light Truck replacement market slowed down significantly in the third quarter in Europe (+2.6% vs + 6.1% at end June 04), despite a good winter tire « sell-in » season. 2003 acts as a tough comparison in that respect, since this segment's sales had already posted double digit growth in the third quarter 2003 when compared to third quarter 2002.

The winter tire « sell-out » season, that is sales to end-users, traditionally starts in mid-October in Germany, Switzerland and Austria. Most of the sales on this market – which accounts for some 70% of the European winter tire market – are achieved in the first two months of the fourth quarter, i.e. in October and November. As at end of September, the market posted healthy 14.6% growth compared to the same period of last year, the break down by region is as follows: Eastern Europe enjoyed +15% growth and the Germany, Switzerland, Austria region, posted 14% growth.

In North America also, the Passenger Car/ light Truck tire replacement market declined sharply in the third quarter (-4.2% vs + 5.3.% at end June 04). As expected, Q3 2003 provides an unfavorable basis for comparison (Q3 03 vs Q3 02 : +5.6%). The decline was consistent throughout the quarter and may have been amplified by generally sluggish retail sales.

In European as well as in North American markets, the segment's long-term trends remained unchanged. Mass market declined further whereas top of the range tires (Performance and High Performance, SUV) continue to grow at a fast pace.

Asian and South American replacement markets were globally up. China, in particular, continues to show strong growth.

Truck tire replacement markets were also weak in the third quarter, in Europe as well as in North America. This is mainly attributable to slowing economies and increased fuel prices on both continents. In Europe, this trend was amplified by the fact that first-half market growth had been boosted by advance purchases ahead of price increases, especially in France in the first quarter (France accounts for some 20% of the European truck tire replacement market).

In North America, third quarter markets were contrasted: down in the US, up significantly in Canada and Mexico, which benefited from economic recovery.

South American markets, , continued to post good growth, throughout the region.

Original equipment tire markets

Pass. Car/ Light Truck	OE market H1 2004	**OE market Q3 2004**	**OE mkt 9 months**	*Michelin FY 04*

				market estimates
Europe	+0.9%	**+1.6%**	**+1.1%**	*+2%*
North America	0.0%	**-1%**	**-0.4%**	*-0.7%*
Other regions	NA	**NA**	**NA**	*NA*

Truck	OE market H1 2004	**OE market Q3 2004**	**OE mkt 9 months**	*Michelin FY 04 market estimates*
Europe	+11.1%	**+15.3%**	**+13.4%**	*+14%*
North America	+32.6%	**+43.8%**	**+36.3%**	*+36%*
Other regions	NA	**NA**	**NA**	*NA*

Passenger Car/ Light truck tire OE markets were broadly unchanged when compared with the first half ; they are in line with Group expectations of slightly positive markets for the full year. The trend in favor of upper range and better equipped vehicles remained unchanged.

The strong growth of Truck tire original equipment markets experienced in the first-half actually accelerated in the third quarter. Growth rates of close to +44% in North America and +15% in Europe had not been anticipated by either truck makers or part suppliers. This created shortages of part supplies: tires, gear boxes, axles, etc. This led to tense supply conditions for all players in these markets.

3. Michelin Sales Volumes by Reporting Segment

3.1 Passenger Car and light Truck

Aggregate net sales volumes are up 1.2% for the year to end-September, with 3.9% for replacement and –5.1% for the original equipment. Sales are in line with market growth, except for original equipment in North America.

Group Unit Sales on a year to date basis

Passenger Car/ Light Truck (in units sold) 9 Months 2004	**Total**	**Replacement**	**Replacement Market**	**Original Equipment**	**Original Equipment Market**
Total	***+ 1.2%***	***+ 3.9%***	***N/A***	***- 5.1%***	***N/A***
Europe[c]		=	+ 4.9%	=	+ 1.1
North America[d]		=	+ 1.8%	- -	-0.4
Other regions[e]	↗	↗	N/A	↘	N/A

Group's Unit sold in the 3rd quarter 2004 versus 2003

Passenger Car/ Light Truck (in units sold) Q3 2004	**Total**	**Replacement**	**Replacement Market**	**Original Equipment**	**Original Equipment Market**
Total	***-2.5%***	***- 0.5%***	***N/A***	***- 7.8%***	***N/A***
Europe		+	+ 2.6%	-	+ 1.4
North America		--	- 4.2%	- -	-1.1

c Western (15 main markets) and Eastern Europe (excl. Community of Independent States)
d United States, Canada and Mexico
e Asia, South America, Africa and Middle East

Other regions	↗	↗	N/A	↗	N/A

in **Europe**

In a **Passenger Car and Light Truck tire replacement market** that was up 4.9% in the first nine months of the year, against a 6.1% rise in the first half, Michelin performed in line with the market.
The Group's category and product mixes actually further improved in the third quarter, with strong high-performance VZ and 4*4 sales growth. Michelin flag brands (Michelin, BFGoodrich and Kleber) outperformed the market.

Third quarter European sales are traditionally impacted by winter tire sell-in sales. In this segment, Michelin gained further market share as of end of September, on the back of high ranking among top opinion leaders such as ADAC and Autobild for the Michelin Alpin range (Alpin ranked 3 stars for the 3rd consecutive year, Pilot Alpin ranked 3 stars for the second year in a row), as well as of an improvement of supply chain performance.

In **Passenger Car and Light Truck Original Equipment**, Group sales volumes are in line with the market and reflect the Group's customer mix.

❑ in **North America**

In the context of a slowing **Passenger Car and Light Truck replacement market,** Michelin Group performed in line with the market for the reporting period. However, third quarter sales volumes underperformed the market owing to the combined effect of a 3-month strike in BFGoodrich's Kitchener (Canada) union plant and the Group's category and brand Mix improvement. Note that in the third quarter, the Group won market share in its flag brands as well as in SUV and Performance segments.

The **Passenger Car and Light Truck Original Equipment market** was down –0.4% in the first nine months of the year. As in the first half, Group 3rd quarter sales were below market growth, while the Group recorded a further category mix enrichment.

3.2. Truck

Aggregate net sales in volumes at the end of September were up 5.9%. Michelin has taken advantage of favorable replacement markets converging, as expected by the Group, towards their average long-term annual growth trend.

Group Unit Sales on a year to date basis

Truck (in units sold) 9 months to September 2004	Total	Replacement[5]	Replacement Market	Original Equipment	Original Equipment Market
Total	**+5.9%**	**+ 3.1%**	**N/A**	**+ 12.3%**	**N/A**
Europe		=	+ 0.6%[6]	- -[7]	+ 13.4%[8]
North America		+	+ 4.2%[9]	- -	+ 36.3%
Other regions	↗	↗	N/A	↗	N/A

Group Unit Sales in the 3rd quarter 2004 versus 2003

Truck (in units sold) Q3 2004	Total	Replacement[10]	Replacement Market	Original Equipment	Original Equipment Market
Total	**+ 1.7%**	**+ 0.0%**	**N/A**	**5.8%**	**N/A**
Europe		++	- 3.4%	--	+ 15.3%
North America		+	1.8%	--	43.8%
Other regions	↗	↗	N/A	↗	N/A

❑ in **Europe**

In **Truck replacement, Group** sales were slightly better than the market, which was itself slightly up.

The **Truck Original Equipment** market (power units), growth was partly fuelled by exports towards Eastern Europe, the Middle-East, Africa and Asia and actually accelerated in the 3rd quarter.
Michelin has, however, aimed at both serving the increased replacement demand and contractual OE commitments. Sales were therefore up, but capacity constraints made it difficult to satisfy all customer needs .

❑ in **North America**

In **Truck**, **replacement,** sales over nine months are slightly above market trend, which was slowing down, as expected, in the 3rd quarter.

In **Original Equipment**, exceptional market growth, up 36.3% over 9 months, and well above Michelin's expectations, led the Group to decide to meet only part of the demand growth in order to help satisfy demand from the replacement market.

❑ **In other regions,** sales benefited from emerging market strong growth, as in Brazil.

5 New tires
6 Western Europe
7 Sales power units + trailers
8 Power units market
9 Radial + bias truck market USA+ Canada + Mexico
10 New tires

3.3. Other businesses

At EUR 3.63 billion, this reporting segment's net sales rose 11.1% in the first nine months of 2004. Specialty tire division volumes grew 8.9%.

In **Earthmover** tires, both replacement markets and original equipment enjoyed a very strong growth across all segments. And this trend should continue over the 4th quarter. The pressure of this booming demand on Michelin's capacities negatively impacted the order fill rate.

Agricultural markets were well orientated both in original equipment and replacement specially in North America, where the rate of radialization accelerated. The global growth of the original market put supply constrains on a number of Michelin branded dimensions. Group sales were in line with market growth.

As far as **Two-wheel** tires are concerned, European and North American replacement motorbike tire markets rose 3% and 15% respectively. The launch of the new Pilot Power range in January in Europe and August in North America continues to positively impact sales.

The **Aircraft** tire markets recovered specially in Asia and in Europe. However, Group's sales were hampered by the depreciation of the US dollar against the euro.

With respect to distribution, **Euromaster's** re-focusing on its core business is progressing. In North America, **TCI** net sales enjoyed healthy internal growth gaining market share in the commercial division.

Lastly, the **Wheel** manufacturing business reorganization is proceeding according to plan.

* * *

Annex

Correspondence table
= means Michelin's performance in relation to the market is +/- 0.5%
- means Michelin's performance in relation to the market is between - 2.5% and – 0.5%
-- Michelin's performance in relation to the market is > - 2.5%
+ Michelin's performance in relation to the market is between 0.5% and 2.5%
++ Michelin's performance in relation to the market is in excess of 2.5%.

Change in Sales by Michelin Reporting Segment

9 Months 2004/2003

Net sales	9 months to September 2004 (in € million)	Δ 9 m 2004/ 9 m 2003 (in %)
Group	**11,663.5**	**+ 4.6%**
Passenger Car & Light truck	**5,640.8**	+ 1.7%
Truck	**3,141.9**	+ 7.3%
Other activities	**3,628.5**	+ 11.1%
Inter-sector eliminations	**(-747.7)**	+ 26.4%

Third quarter 2004/2003

Net sales	3rd quarter 2004 (in € million)	Δ Q3 2004/ Q3 2003 (in %)
Group	**3,842.5**	**+ 1.1%**
Passenger Car & Light truck	**1,903.5**	- 0.5%
Truck	**1,064.7**	+ 3.9%
Other activities	**1,156.4**	+ 6.1%
Inter-sector eliminations	**(-282.1)**	

Change in Sales Volumes
(% change 9 months to September 2004/ 9 months to September 2003)

9 Months 2004/2003

	Total	Replacement	Original Equipment[11]
Group (in tons[12])	**+ 4.7%**	**+ 5.2%**	**+ 3.5%**
Passenger Car & Light Truck (in units sold)	**+ 1.2%**	+ 3.9%	- 5.1%
Truck (in units sold[13])	**+ 5.9%**	+ 3.1%	+ 12.3%
Other tire activities (in tons)	**+ 8.9%**	+ 6.2%	+ 15.4%

Change in Sales Volumes
(% change, Q3 2004/ Q3 2003)

Third quarter 2004/2003

	Total	Replacement	Original Equipment[14]
Group (in tons[15])	**+ 0.0%**	**+ 0.3%**	**- 0.9%**
Passenger Car & Light Truck (in units sold)	**- 2.5%**	- 0.5%	- 7.8%
Truck (in units sold[16])	**+ 1.7%**	0.0%	+ 5.8%
Other tire businesses (in tons)	**+ 7.3%**	+ 5.9%	+ 11.1%

Compagnie Financière Michelin

11 Original equipment : sales to vehicle manufacturers
12 Refers to the sale of tire products. Distribution, maps and guides and suspension systems sales not included.
13 Number of new tires
14 Original equipment: sales to vehicle manufacturers
15 Refers to the sale of tire products. Distribution, maps and guides and suspension systems sales not included.
16 Number of new tires

For the nine months ended September 30, 2004, Compagnie Financière Michelin (CFM)'s net sales amounted to EUR 11.853 billion, up 4.5% on last year. At constant exchange rates, by contrast, net sales expressed in euros are up 8.2%. In so far as Compagnie Générale des Etablissements Michelin has almost the same scope of activities as Compagnie Financière Michelin, the qualitative comments on net sales apply to CFM as well.

* * *

Full year 2004 net sales will be published on February 11th, 2005, after the close of the Paris Bourse (5.40 pm Paris time). It will be followed by a conference call.
Full year 2004 earnings will be published on March 15, 2005, before the Paris Bourse opens.

* * *

Questions / answers

1. **What is Michelin's outlook concerning replacement market for the rest of the year?**
The trends observed in the 3rd quarter should be confirmed in the fourth, with a further slowdown of replacement markets. Full-year growth is still anticipated to be in line with long term annual growth trends.

Replacement market growth outlook y/y 04/03 in %

Passenger car:	Europe	+4%
	North America	+1%
Truck:	Europe	+1%
	North America	+3%

2. **Michelin's sales volumes were flat in Q3 04. How do you explain this performance given the fact that the European passenger car/light truck and truck markets were strong during that period.**
1)

- The slowdown was anticipated and announced in July 2004.
- "One quarter's figures a trend does not make". On a 9-month basis, it is worth remembering that volumes post a significant overall growth +4.1%
- Volumes are only part of the story, the 4.4% price mix improvement recorded in Q3 04 confirms the relevance of Michelin's targeted growth strategy

2) The second half of 03 is not an adequate comparison basis: it was very high following a severely depressed first half 03. (Q3 03 vs Q3 02: +5.6%)

3) Our North American passenger car/light truck sales dipped in Q3 04. This results from three factors :

- Overall market drop (-4.2%)
- The relative size of the mass market (STH rated), weighing down on sales
- Michelin had to cope with supply issues concerning BFGoodrich and private and associate brands, in the aftermath of a 3-month strike at the Kitchener plant.

That said, the period also witnessed further enrichment of our brand mix on the light truck and performance segment, with the Michelin and BFGoodrich brands benefiting at the expense of the private and associate brands. Furthermore, it was helped by two price increases, one in February and the other in July 2004.

OE passenger car sales in North America need to be viewed against the background of a flat market. As in the first half Group 3rd quarter sales were below market growth while the Group recorded a further category mix improvement.

4) In the Truck original equipment segment, unexpectedly and exceptionally high markets led to capacity shortages ; to avoid adverse affects on replacement demand (though this market experienced more subdued growth), we did not fully keep up with market growth. Note however, that shortages have been experienced by all market players.

3. **On the other hand, your price/mix effect is better than expected by analysts. Why ?**
   Michelin is fully aware of the effectiveness and potential of this lever, which is often underestimated. The good price/mix effect confirms that strategy of the Group is working and has significant potential. The Group's product differentiation relative to its competitors underpins this price/mix improvement.

4. **Why is the strong growth of Truck OE markets not reflected in Michelin's sales volume**
   In view of its limited production capacities, Michelin managed demand from both growing OE and replacement markets carefully in order to better preserve its order fill rate and mix.

5. **Can you confirm that Michelin will be able to offset the continued increase in raw material prices looking forward?**

Michelin passed price rises in the first year half worldwide, both in OE and replacement and in passenger car/light truck and truck and other businesses. These contributed to offsetting the raw material increases in Michelin's 2004 income statement to date.

Michelin continues to believe that raw material prices will remain high in the foreseeable future.

Against this background, Michelin has always clearly stated that although its pricing policy primarily involves proper valuation of its products (as opposed to merely reflecting raw material content) and especially their high-tech, quality and brand content, it meant to pass on to its customers the rise in raw material prices.

6. **Are you expecting a good winter sales performance ?**

Sell-in was good but it is too early to discuss sell-out. This market is safety-driven and also depends on winter conditions. We won market share at end September, on the back of favorable recommendations.

7. **Do you confirm that your specialty tire division is on track ?**

This division sales benefited from market growth a trend that should continue in the 4th quarter. The more focused strategy contributed to better allocating resources and improving the product mix.

8. **Are you satisfied with the performance of your controlled distribution?**

Concerning the restructuring plan of Euromaster, cost reduction targets have been met. Sales growth will depend on 4th quarter (the largest quarter of the year in retail business) performance and on the winter season.
In Q3 2004, TCI post a strong sales growth particularly in the commercial division.

9. **How do you explain the positive impact of variations in scope of consolidation?**

The acquisition of the tire distribution activities of Viborg was effective on March 31, 2003. Viborg –which is now completely integrated into Euromaster – only appeared in the 4th quarter consolidated accounts of the financial year 2003 (Viborg consolidated from April 1st onwards). Eurofit is jointly controlled by Michelin and Continental AG. It is now consolidated with the equity method and has a negative impact on the scope of consolidation.

* * *

Latest News

☐ **CHALLENGE BIBENDUM IN CHINA: AN EXCEPTIONAL EVENT OPENS IN SHANGHAI SHOWCASING CLEAN CAR TECHNOLOGY**

The 6th edition of Challenge Bibendum opens under the best auspices on October 12th in Shanghai, China. For its Asian debut, the three-day event designed to promote sustainable road mobility will bring together the largest players of the automotive industry along with government representatives from many countries around the world.

Created in 1998 by Michelin Group to mark the one-hundredth anniversary of Bibendum, the "Michelin Man", Challenge Bibendum has quickly become a premier forum for industry, policymakers and experts to review the latest technologies and progress made in the area of alternative energies. This unique event also serves as a testing ground and it is the only one that showcases concept cars featuring technologies often never unveiled before.

This year, 106 companies, 40% from China, have come to Shanghai. Some 140 vehicles are registered, including passenger cars, electric two-wheels and buses, of which 79 will be submitted to real-world tests in a friendly atmosphere. The trend is clearly in favor of electric cars this year. Thanks to new lithium batteries, their range now reaches 400km of autonomy compared with much less before. China also makes a significant contribution with several vehicles developed by universities. Electric cars are, in fact, a big focus of research in China, as are hybrid technologies and hydrogen. In a nutshell, all promising fuel-cell technologies worldwide will be represented at this year's Challenge Bibendum.

- ☐ **ADAC awards Michelin Alpin range 3 stars for the 3rd consecutive year** and Pilot Alpin 3 stars for the second year in a row

- ☐ **September 27, 2004 Michelin's new Pax system, featured on the new 2005 Honda Odyssey Touring edition,** is a performance innovation that has added benefit of providing enhanced safety and security.

- ☐ **September 23, 2004 : Paris Motor Show: Michelin unveils three major innovations for tomorrow's mobility**

The Paris Motor Show is a great opportunity for Michelin to share its vision of mobility for the future. At its booth, the Group is unveiling three innovations from its research centers, which could well revolutionize our driving experience within a decade or two: Michelin Airless, Michelin Tweel and Michelin Active Wheel. Travel into the future .

☐ **September 21, 2004 : Michelin, the Long-Standing Preferred Partner of the Global Truck Industry, Presents Its Latest Innovations**

At the IAA International Motor Show in Hanover, a number of leading truck manufacturers are presenting their latest models on Michelin X One radials,. Engineered to replace duals, Michelin X Ones increase payload by 130 kilograms, improve fuel efficiency by 2% and save space.

☐ **September 21, 2004, Karlsruhe: both sides of industry reach an agreement on a plan to cut costs in Germany**

The EVA program (Evolution in Germany) provides for a range of balanced social measures. With these measures, Michelin is providing for the future of its German plants. In order to ensure the competitiveness of the German sites in the face of world competition, the works council, union representatives and Michelin Reifenwerke KGaA management signed an agreement providing for a global plan aimed at streamlining costs. « This series of measures will translate into significant cost savings. We are chiefly aiming at achieving internal productivity gains », said Jürgen Eitel, Head of Michelin Germany.

☐ **September 20, 2004 MICHELIN WINS THREE MORE J.D. POWER AWARDS**

DETROIT – Michelin once again dominated the J.D. Power and Associates Customer Satisfaction. Study for original equipment (OE) tires, claiming three awards in results announced today. Michelin ranked first in OE tires for the luxury sport, sport utility (SUV) and the mass market /non luxury tire segments in the latest J.D. Power study. Michelin also topped the ratings for brand loyalty.

☐ **September, 15th - Michelin, World leader of the tire industry for the 3rd consecutive year with a 20.1% market share according to Global tire report.**

☐ **September 2nd to 5th, 2004 - Eurobike Show – Michelin presents its 2005 range**

The 1st edition of the internal cycle show at Friedrichshafen is an opportunity for Michelin to introduce its new tires for the 2005 Road, Touring Hybrid and Mountain Bike ranges.

☐ **August, 20th – Michelin's BFGoodrich Tire plants in the US and Canada complete labor negociations.**

Labor costs, improved workforce flexibility highlight gains in Michelin North America's newly ratified union agreements.

☐ **July 25th , 2004 - J.D. Power Asia Pacific Reports:**

Michelin ranks highest in the Japan Winter tire customer satisfaction index study.

***

Contacts

Eric Le Corre: +33 (0)1 45 66 10 04 / + 33 (0)4 73 32 77 92
eric.le-corre@fr.michelin.com
Antonin Beurrier +33 (0) 1 45 66 11 07 / +33 (0)4 73 32 24 53
Antonin.beurrier@fr.michelin.com
Jacques Hollaender: +33 (0)4 73 32 18 02 / +33 (0)1 45 66 16 15
Jacques-Philippe.hollaender@fr.michelin.com

***

For more information,
visit the « Investor relations » section at www.michelin.com

COMPAGNIE GENERALE DES ETABLISSEMENTS
MICHELIN

(Michelin et Cie.)

Partnership limited by shares with capital of 286,774,050 Euros
Registered Office: 12, cours Sablon, 63000 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

CONSOLIDATED SALES (NET OF TAXES)
(in millions of Euros)

	2004	2003
From January 1 to March 31	3,799	3,655
From April 1 to June 30	4,022	3,693
From July 1 to September 30	3,843	3,801
From January 1 to September 30	11,664	11,149